                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)




                          Chicago Pizza & Brewery, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                             Common Stock, par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    167889104
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                               Allyn R. Burroughs
                            5075 Spyglass Hill Drive
                               Las Vegas, NV 89122
--------------------------------------------------------------------------------
                 (Name, address, and telephone number of Person
                authorized to Receive Notices and Communications)



                                December 20, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement. / /

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                                  SCHEDULE 13D
CUSIP No. 83608K 107                                           Page 2 of 7 Pages
============ ===================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                       ASSI, INC.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                      (b) / /
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                                            WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                              / /
------------ -------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
     6
                                          NEVADA
-------------------------- --------- -------------------------------------------
                              7      SOLE VOTING POWER

                                        2,375,500
                           --------- -------------------------------------------
                              8      SHARED VOTING POWER
   NUMBER OF
    SHARES                                None
 BENEFICIALLY              --------- -------------------------------------------
   OWNED BY                   9      SOLE DISPOSITIVE POWER
     EACH
  REPORTING                            2,375,500
 PERSON WITH               --------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                         None
-------------------------- --------- -------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       2,375,500
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                     / /
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         31.0%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                                          CO
============ ===================================================================


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                                  SCHEDULE 13D
CUSIP No. 83608K 107                                           Page 3 of 7 Pages
============ ===================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                       LOUIS HABASH
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                      (b) / /
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                                             PF
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                              / /
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                            U.S.
-------------------------- --------- -------------------------------------------
                              7      SOLE VOTING POWER

      NUMBER OF                            31,000
       SHARES              --------- -------------------------------------------
    BENEFICIALLY              8      SHARED VOTING POWER
      OWNED BY
        EACH                             2,375,500
     REPORTING             --------- -------------------------------------------
    PERSON WITH               9      SOLE DISPOSITIVE POWER

                                           31,000
                           --------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                          2,375,500
-------------------------- --------- -------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          2,406,500
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                     / /
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            31.4%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                                             IN
============ ===================================================================

                            STATEMENT ON SCHEDULE 13D


                  This Amendment No. 4 to Schedule 13D is filed by ASSI, Inc., a Nevada corporation ("ASSI"), and Louis Habash ("Habash") to amend and update the
Schedule 13D dated December 11, 1996 (the "Original Schedule 13D"), which was previously amended by Amendment No. 1 dated November 13, 1997 and Amendment No. 2 dated February 18, 1999, and Amendment No. 3 dated July 13, 1999. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Original Schedule 13D. Items not included in this Amendment are either not amended or not applicable.

                  The purpose of this Amendment No. 4 is to reflect (i) the agreement by ASSI and Habash to sell all of their shares of Common Stock of the Company under a Stock Purchase Agreement dated as of December 20, 2000 among ASSI, Habash and BJ Chicago, LLC (the "2000 Stock Purchase Agreement"), and (ii) the receipt by ASSI of an option from the Company to purchase 200,000 shares of Common Stock at $4.00 per share pursuant to a Mutual General Release dated December 20, 2000.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is amended to read as follows:

                  ASSI beneficially owns 2,375,500 shares of Common Stock. A total of 866,000 of these shares were acquired by ASSI in an open market transaction on July 13, 1999 at a price of $2.25 per share for aggregate consideration of $1,948,500. Another 59,500 of these shares were acquired by ASSI in open market purchases from April 30, 1999 to June 28, 1999 at prices ranging from $1.375 to $2.00 for aggregate consideration of $97,900. Another 1,250,000 shares were acquired by ASSI on or about March 1, 1999 by the payment of $1,000,000 to the Company, along with the cancellation of 3,200,000 warrants held by ASSI, the termination of certain consulting agreements between the Company and ASSI, and a general release by Habash, ASSI and their affiliates of any claims they have against the Company. Of the 3,200,000 warrants exchanged by ASSI, 3,000,000 warrants were acquired in October 1996 upon the automatic conversion of a bridge loan in the principal amount of $2,000,000 made by ASSI to the Company in March 1996 (which loan automatically converted into 500,000 shares and 3,000,000 warrants upon the closing of the Company's initial public offering) and the remaining 200,000 warrants were acquired in February 1996 in exchange for consulting services provided by ASSI to the Company. All funds used by ASSI to make the 1996 bridge loan were working capital funds of ASSI. In addition, the $2,046,400 used to make the open market purchases from April through July 1999 and the $1,000,000 cash payment for the March 1, 1999 purchase, were also working capital funds of ASSI. The remaining 200,000 shares are beneficially owned pursuant to currently exercisable options, acquired in December 2000 as consideration for the release by ASSI of any claims it had against the Company.

                  Habash, as sole shareholder of ASSI, beneficially owns all of the shares owned by ASSI, plus an additional 31,000 shares individually. Habash purchased the shares owned by him individually with personal funds.

                                 Page 4 of 7 Pages

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Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is amended to read as follows:

                  (a) As of the date of this Schedule, ASSI was the record and beneficial owner of 2,375,500 shares of Common Stock, representing approximately 31.0% of the 7,658,321 outstanding shares of Common Stock based upon the information in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000. Of this amount, 200,000 are pursuant to a currently exercisable option.

                  As sole shareholder of ASSI, Habash beneficially owns all of the shares of Common Stock beneficially owned by ASSI, plus an additional 31,000 shares directly owned by him, for an aggregate beneficial ownership of 2,406,500 shares representing approximately 31.4% of the outstanding Common Stock.

                  Burroughs and James are not the beneficial owner of any shares of Common Stock and specifically disclaim any beneficial ownership in the shares of Common Stock beneficially owned by ASSI.

                  (b) ASSI has sole power to vote or direct the vote and to dispose or direct the disposition of the 2,375,500 shares of Common Stock beneficially owned by it. Habash, as sole shareholder of ASSI, shares the power to vote or direct the vote, and to dispose or direct the disposition of, the Common Stock beneficially owned by ASSI. Habash has sole power to vote or direct the vote and to dispose or direct the disposition of the 31,000 shares of Common Stock held by him.

                  (c) On December 20, 2000, ASSI agreed to sell to BJ Chicago, LLC, a Delaware limited liability company ("BJC"), 2,175,500 shares of Common Stock under the 2000 Stock Purchase Agreement upon the satisfaction of certain conditions. The purchase price for the shares will be $4.00 per share, for an aggregate purchase price of $8,702,000. Under the 2000 Stock Purchase Agreement, Habash agreed to sell to BJC 31,000 shares at $4.00 per share for an aggregate purchase price of $124,000. These sales are scheduled to close on or before January 18, 2001.

                  (d) -(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 is amended to read as follows:

                  Pursuant to the Stock Purchase Agreement dated as of February 18, 1999 by and among the Company, ASSI and Habash (the "1999 Stock Purchase Agreement"), during the period (the "Designation Period") commencing on February 18, 1999 and ending on the earlier of February 18, 2002, or such time as Habash, ASSI and their affiliates no longer beneficially own at least 5% of the Company's outstanding Common Stock, the Company shall, if requested by ASSI, use its best efforts to cause two of the Company's directors to be persons designated by ASSI, and cause each of the ASSI designees to be included on the slate of director nominees for


                                 Page 5 of 7 Pages

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election at each annual meeting of the shareholders of the Company during the
Designation Period. In addition, the Company has agreed that during the Designation Period it shall not increase the number of authorized directors of the Company to more than nine without the prior written consent of ASSI. Paul Motenko and Jeremiah Hennessy have each agreed to vote all shares of Common Stock of the Company held of record and beneficially by each of them in favor of the ASSI designees.

                  With respect to the 1,250,000 shares purchased by ASSI under the 1999 Stock Purchase Agreement (the "ASSI Shares"), ASSI has one demand registration right and unlimited piggyback registration rights. The Company has a right of first refusal with respect to the ASSI Shares entitling the Company or its designee to purchase any ASSI Shares to be sold by ASSI at the same price as ASSI proposes to sell such shares to a third party.

                  In connection with the purchase by ASSI of the 866,000 share block on July 13, 1999, and the parties entering into the Mutual Release, the Company has agreed to extend the registration rights granted to ASSI under the Stock Purchase Agreement to include the 866,000 shares purchased at that time.

                  Pursuant to the 2000 Stock Purchase Agreement, ASSI and Habash have agreed to sell 2,175,500 and 31,000 shares, respectively, to BJC, subject to the satisfaction of certain conditions. These sales are expected to close on or before January 18, 2001.

Item 7.            MATERIAL TO BE FILED AS EXHIBITS.

                   EXHIBIT NO.        DESCRIPTION OF EXHIBIT
                   -----------        ----------------------

                   Exhibit 6          Stock Purchase Agreement dated
                                      December 20, 2000 among ASSI, Inc.,
                                      Louis Habash and BJ Chicago, LLC.

                   Exhibit 7          Mutual General Release dated December 20,
                                      2000 by and among ASSI, Inc., Louis
                                      Habash and Chicago Pizza & Brewery, Inc.

                   Exhibit 8 Option Agreement dated December 20, 2000 between Chicago Pizza & Brewery, Inc. and
                                      ASSI, Inc.

                                 Page 6 of 7 Pages

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                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 27, 2000
                                          ASSI, INC.


                                          By:   /s/ Louis Habash
                                               ---------------------------------
                                               Louis Habash, President

                                           /s/ Louis Habash
                                          --------------------------------------
                                          Louis Habash


                                 Page 7 of 7 Pages